

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Kevin Benning
Property General Manager
Studio City International Holdings Limited
71 Robinson Road #04-03
Singapore 068895

> **Re: Studio City International Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38699**

Dear Kevin Benning:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction